NUTRIBAND INC.

121 South Orange Ave., Suite 1500

Orlando, Florida 32801

February 27, 2023

Securities and Exchange Commission

Washington, D.C. 20549

RE: Nutriband Inc.

SEC Comment Letter dated February 13, 2023

Form 8-K

Filed January 5, 2023

File No. 333-237724

Dear Sir/Madam:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated May 22, 2020 (the “Comment Letter”) relating to the filing made by Nutriband Inc. (the “Company”) referenced above.

For your convenience, and for completeness purposes, the comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth beneath the respective comments.

Form 8-K filed January 5, 2023

General

1. You issued a press release on January 5, 2023 stating that the company is one of the first companies to dual list on Upstream under the ticker symbol NTRB. Please disclose what security is being listed on Upstream (i.e., common stock or tokenized equity). Disclose whether Upstream is a registered exchange and in what jurisdiction, and the risks and uncertainties with listing on this exchange, including any restrictions on investors. In this regard, also explain what you mean when you state that Upstream, a MERJ Exchange Market (“MERJ Exchange”), is “a fully regulated global stock exchange for digital securities and NFTs.”

Response:

We have dual listed our common stock (“common stock”) on the Upstream stock exchange operated by MERJ Exchange (“Upstream”) that is an exchange registered in the Seychelles under the Seychelles Securities Act, 2007. Our shares that are listed and traded on Upstream would be uncertificated common stock represented by digital tokens, which would represent the same class and shares that are currently traded on NASDAQ. Our stockholders that are not U.S. Persons as defined in Regulation S under the Securities Act would have the option to deposit shares of Nutriband common stock that they owned on Upstream.

According to information provided by Upstream it is operated as a fully regulated and licensed integrated securities exchange, clearing system and depository for digital and non-digital securities. Upstream also states that MERJ is an affiliate of the World Federation of Exchanges (WFE), recognized by HM Revenue and Customs UK, a full member of the Association of National Numbering Agencies (ANNA), a Qualifying Foreign Exchange for OTC Markets in the US, and a member of the Sustainable Stock Exchanges Initiative. MERJ is regulated in the Seychelles by the Financial Services Authority Seychelles, https://fsaseychelles.sc/.

2. It appears that the Upstream website allows trading of tokenized equity of certain companies and that you are listed on Upstream. With a view toward disclosure, please provide a materially complete description of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. In responding to this comment:

●	include the company’s legal analysis as to the characterization of the tokenized equity, and whether it is the same class as the common shares, a different class of common stock, or a security-based swap.

●	provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regard to transferability and the role of the transfer agent, whether on Upstream or otherwise.

●	explain the role of MERJ Depository and Registry Limited and how it interacts with the company’s U.S. transfer agent, and also address how any “tokenized equity” is held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder’s wallet or an omnibus wallet).

The responses to this comment as deposits of shares from the investor’s transfer agent account and creation of an account on Upstream, as well as information as to trading the shares and withdrawal of the shares from trading on Upstream is taken from Upstream instructions for new stock listings on Upstream.

Response-Legal Analysis

Tokens received with respect to the exchange for Nutriband shares in connection with an investor’s listing those shares on Upstream resemble depository receipts, negotiable certificates issued by a bank representing shares in a foreign company traded on a local stock exchange. The Nutriband shares of common stock so deposited are held by an Upstream nominee company (“Upstream nominee” or “nominee”) in exchange for the issuance of the digital tokens representing those shares that are tradable on Upstream. The holdings of Nutriband common stock by the nominee company are shown in the Company transfer agent’s stock records and, as of the date of this letter, the Upstream nominee is holding 250,000 shares of Nutriband common stock. The beneficial owners of shares of common stock held by the Upstream nominee would be entitled to vote their shares held by the nominee at stockholder meetings and to receive notices and solicitation materials for stockholder meetings. In addition, if the tokenized shares were sold on Upstream, according to Upstream procedures furnished to the Company, the investor would receive the proceeds of the sale. The Upstream nominee company’s Nutriband common stock is not held in the Depository Trust Company (“DTC”), so that the delivery of stockholder mailings and proxy materials for the nominee shares could not be through the normal transfer agent and DTC procedures for public companies. Comparing the securities, one difference would be the markets in which they would trade: the Nutriband common stock is traded in a highly-regulated market where broker-dealers purchase and sell stock for their customers’ and for their own accounts. It is unclear what types of investors would participate in the market for tokenized Nutriband shares following their deposit with Upstream. It would appear also that tokens would trade differently than stocks as to clearing transactions, due to the lack of an institution such as DTC, that facilitates transactions between U.S. broker dealers and between the holders of the common stock and the transfer agent for the stock.

Investors that wish to deposit their shares on Upstream, may do so by following the instructions below: [Upstream]

HOW TO DEPOSIT SHARES WITH transfer agent [upstream]

Upstream can accept the shares that investors hold in their current brokerage account, shares that are held at the transfer agent in digital book entry, or your physical stock certificate. Shares can be moved out of Upstream back to US markets. The following describes how investors can deposit their shares, step by step.

STEP 1. CREATE AN ACCOUNT ON UPSTREAM & VERIFY YOUR IDENTITY

●	Download Upstream and tap Sign Up. This will create your blockchain profile and ’signing key’.

●	Complete KYC. To complete KYC identity verification, tap the settings icon in the top right of the navigation, then tap KYC. Be sure to have a valid form of ID and banking details handy. It’s important that bank account information matches your name exactly.

●	Once your account is approved, and if you already own shares and wish to transfer them to Upstream for trading, then you may initiate a request to deposit your shares using the Upstream app.

STEP 2. TRANSFER SHARES TO TRANSFER AGENT

If your shares are already held at the transfer agent, then skip to STEP 3 below. However, if your shares are currently in your brokerage account, then please transfer your shares to the transfer agent as described below. Note, the terminology for this is to have shares held as ‘direct registration’ in ‘book entry’ at the transfer agent.

To make this transfer request, most of the time all you need to do is contact your brokerage firm by email and ask [them to transfer your shares back to ‘book entry’ at the transfer agent. The brokerage firm will know what to do, and they will let you know how long it will take, but typically you should allow 48 hours for them to process your request.

Some brokerage firms may ask you to fill out their particular share transfer form. Contact us at servicedesk@upstream.exchange if you need assistance in completing a share transfer form from your brokerage firm.

It is important that your name, address and social security number that your shares are registered under at the brokerage firm match the information that you provided when opening your account on Upstream. If your address at the brokerage firm is out of date, then you will need to update it with your brokerage firm BEFORE you transfer your shares to the transfer agent. Note, if the addresses do not match your address on Upstream, then your share deposit to Upstream will be delayed by the transfer agent.

STEP 3. REQUEST TO DEPOSIT SHARES USING THE UPSTREAM APP

Open Upstream, Tap Investor, Manage Securities, Deposit Securities. Next, Enter the Company’s Ticker Symbol and Number of Shares you’re requesting to deposit. Confirm whether your shares are free trading or restricted, then tap Submit.

Please note that the value of each share deposit request on the Upstream app may not exceed $100,000. This value is determined by the closing price of the security on the previous trading day multiplied by the number of shares being deposited.

Once you make the share deposit request using the Upstream app, and the transfer agent has your shares in ‘book entry’, then most of the time the Upstream deposit process typically completes within 48 hours (Monday to Friday, excluding U.S. holidays).

However, if the transfer agent requires further information regarding your share transfer, then you will receive an email with a form to complete. The form will be pre-populated with your Upstream account information. Our staff will be happy to help you fill out the remainder of the form and how to submit it to the transfer agent

Once the transfer is complete you will receive a push notification in the Upstream app and see the share deposit in your Upstream Portfolio.

STEP 4. YOU’RE READY FOR TRADING ON UPSTREAM

Once the shares are in your account, you’re ready to trade on the next generation exchange! Enjoy real-time trading and a transparent orderbook, and other features. View your shares anytime, anywhere in your Upstream Portfolio. For more information on trading, visit Upstream’s support center.

Additional information [Upstream]:

Upstream will consider requests for deposit and sale of Securities falling under the categories:

●	Shares trading on NASDAQ or the NYSE

●	Shares trading on the OTC Markets

●	Shares issued in private offerings exempt from registration under the Securities Act pursuant to Securities Act Rule 506(c) of Regulation D or Regulation S.

These offerings must comply with the Upstream view that securities must be registered or have a valid exemption from registration in connection with their original issuance pursuant to U.S. or European securities laws in order to qualify for secondary trading on Upstream. In addition, this applies to securities currently trading and held in DTC or Euroclear.

However, Upstream will not consider or accept for deposit any Securities:

●	that were not issued pursuant to a registration or a valid exemption from registration;

●	that were issued by a company or held by person that is a respondent to any regulatory authority actions, however the specific action may be reviewed for additional information to allow deposit;

●	that have any known “bad actors”, as such term is defined in US Rule in 262 of Regulation A or Rule 506(d) of Regulation D promulgated under the Securities Act; or

●	that reference a company or customer name that has been changed or that does not match the name on the account and for which no valid reason is provided.

Removal of Shares from Upstream [Upstream]

Step 1. Open Upstream, Tap Investor, Withdraw Securities. Enter Ticker Symbol and the Number of Shares you wish to withdraw, then tap Submit.

Step 2. The transfer agent will receive your shares immediately and will hold them in digital book entry in your name.

Step 3. The transfer agent will provide you via regular US mail a DRS Advice (Statement) that shows your shares are now held at the transfer agent in book entry. If you would like to move the shares back to your US brokerage account you will need to contact your broker, provide them with a copy of your DRS Advice and have them request that the transfer agent send back your shares. They will provide you with appropriate forms to complete.

Response:

We listed the same class of shares listed on the Nasdaq Capital Market Exchange that are currently issued and outstanding, which are represented on Upstream as a “digital security” in the form of uncertificated securities..

The following narrative was provided by Upstream: Digital securities are recognized as the same securities under corporate law. On June 30, 2017, the Delaware legislature approved various amendments to the Delaware General Corporation Law (the “DGCL”). The blockchain-related changes include amendments to Sections 151(f), 202(a), 219(a), 219(c), 224, 232(c) and 364 of the DGCL. Amendments to Sections 219, 224 and 232 and related provisions are intended to provide specific statutory authority for Delaware corporations to use networks of electronic databases (examples of which are described as “distributed ledgers” or a “blockchain”) for the creation and maintenance of corporate records, including a corporation’s stock ledger. Section 219(c), as amended, now includes a definition of “stock ledger.” Section 224, as amended, requires that the stock ledger serve three functions contemplated by the DGCL: it must enable the corporation to prepare the list of stockholders specified in Sections 219 and 220; it must record the information specified in Sections 156, 159, 217(a) and 218; and, as required by Section 159, it must record transfers of stock as governed by Article 8 of subtitle I of Title 6. Sections 151, 202 and 364 have also been amended to clarify that the notices given to holders of uncertificated shares pursuant to those sections may be given by electronic transmission. On August 1, 2017, the Governor of Delaware signed the proposed DGCL amendments into law. The changes to Delaware law permit issuers to begin to issue as digital securities. The basic idea behind digital securities is to “tokenize” shares of stock, debentures, warrants or any other type of security, by representing each unit of a given security as a unique cryptographic public-private key pair that is stored and transferred on a blockchain. The changes to the DCGL were merely clarifications of what was already possible based on the truly fundamental changes to the DGCL in 2005 that permitted the issuance of “uncertificated” shares of stock. Perkins Coie, in fact, gave the very first “duly authorized and validly issued” legal opinion with respect to digital securities; it was filed as the Exhibit 5 opinion to Overstock’s S-3 Registration Statement, which registered the first digital securities in 2015. Nevada corporate law recognized blockchain in 2017 as well.

●	provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regard to transferability and the role of the transfer agent, whether on Upstream or otherwise.

Response: [Upstream]

All shares of Nutriband common stock have been registered with the Commission and make up the entire number of shares issued and outstanding and have the same CUSIP/ISIN number. There are no differences in shareholder rights such as transferability. Shareholders may elect to hold their shares in depositories: Book Entry with TA, CEDE & Co or MERJ Dep.

Digital securities on Upstream are interchangeable on terms that have the same meaning. The digital securities (or tokenized equities) are a digital representation of the company’s common stock that have been issued and registered with the Commission. A digital security is a 1:1 representation of a company’s common stock that acts as a receipt for the deposit or purchase and ownership of shares in the company. The digital recording of ownership is handled in the same manner as a database of shares issued to shareholders and, on Upstream, certifies registered ownership of company shares from a particular date. The ownership details of a tokenized equity balance of the company’s shares for an Upstream shareholder shall include but not be limited to:

●	Certificate number

●	Company name and CUSIP/ISIN number

●	Shareholder name and address

●	Number of shares owned

●	Class of shares

●	Issue date of shares

●	Amount paid for the shares the Upstream secondary market

●	Explain the role of MERJ Depository and Registry Limited and how it interacts with the company’s U.S. transfer agent, and also address how any “tokenized equity” is held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder’s wallet or an omnibus wallet).

Response: [Upstream]

Transfer Agent Records & Role

An issuers’ common stock, regardless of whether it is represented in a physical (certificate) or electronic (e.g., tokenized, spreadsheet, database) form, are recorded on the transfer agent records in (i) book entry (e.g., individual name & address), (ii) CEDE & Co.(street name), or (iii) MERJ Dep. (street name). There is no concept of tokenized securities at the transfer agent. All securities have the same CUSIP/ISIN.

Upon successful transfer of shares by the transfer agent from book entry to either street name, CEDE & Co. or MERJ Dep., then the relevant nominee will represent the shares in their books and records, typically in an electronic form (e.g., tokenized, database).

MERJ Dep. operates as a nominee account (street name) in the same manner as CEDE & Co, that accepts shareholder deposits in an electronic form from the transfer agent that facilitates the buying and selling of such shares on Upstream (e.g., by an individual name & address). Upstream is the trading technology employed by MERJ Exchange Ltd., a regulated national stock exchange.

Share Withdrawals from Upstream back to transfer agent

The Upstream app has a function under Investor Services, Manage Securities, Withdraw Securities. The shareholder then enters the ticker symbol and the number of shares to being withdrawn and taps ‘Notarize’ to cryptographically sign this transaction. The shares are removed from the user’s Upstream portfolio and an email is sent to the transfer agent with a share withdrawal request whereafter the transfer agent will liaise directly with the shareholder to ensure the share balance is entered in ‘book entry’ into the user’s name & address. Third party share withdrawals from Upstream are not permitted, the share withdrawal request name and address (as retrieved from the Upstream KYC information by Upstream compliance) is required to be the same name and address that will be entered in the transfer agents ‘book entry’ for this shareholder.

For the TA books the following entries would occur:

●	Withdraw from MERJ Dep:

●	Debit MERJ Dep. share count and credit Shareholder share count in book entry.

The transfer agent will adhere to their own policies regarding any Medallion Signature Guarantee requirements from a depositing shareholder, just as they would for share deposits via CEDE & Co. etc.

MERJ Dep. Security Facility

To dual list on Upstream, the company executes a certificate of appointment of MERJ Depository and Registry Limited as a Securities Facility and confirms that the shares outstanding on the date of the certificate execution (a) are duly authorized, validly issued, fully paid and non-assessable and any pre-emptive and other contractual rights related to all issuances of the shares have been satisfied, and (b) have been registered under the applicable law of the domicile of the company or are exempt from registration. All issuances and transfers of company shares have been, and after the date of the certificate will be, in compliance with all applicable laws, rules and regulations. The company requires MERJ Dep. to provide services (“Securities Facility Services”) as prescribed in the MERJ Dep Securities Facility Rules, including the Directive on Depository Interests and MERJ Dep. Procedures as a requirement of its listing on Upstream.

MERJ Dep. is a company licensed as a Securities Facility pursuant to the Seychelles Securities Act, 2007. The Issuer that lists its Securities on the Seychelles Securities Exchange, operated by MERJ Exchange Ltd., known as Upstream, utilizes MERJ Dep. to provide Securities Facility Services to manages it securities as prescribed in an agreement with the Issuer and pursuant to the MERJ Dep.’s Securities Facility Rules, including the Directive on Depository Interests and MERJ Dep. procedures as a requirement of its listing on MERJ Exchange Ltd. The Issuer appoints MERJ Dep. to act as the Depository Nominee in respect of any securities traded which are quoted on Upstream and grants MERJ Dep. as the Depository Nominee, pursuant to the Securities Facility Rules Directive on Depository Interests.

Nominee

Upon successful transfer of shares by the transfer agent from book entry to either street name, CEDE & Co. or MERJ Dep., then the relevant nominee will represent the total share count in their books and records, typically in an electronic form (e.g., tokenized, database).

Self-Directed User Trading

Upstream users create a trading account using the Upstream smartphone app, with a random-generated username (in the form of an address that’s a 42-character hexadecimal address derived from the last 20 bytes of a random public key) and a password (in the form of a random cryptographic private key).The public and private key (the cryptographic keypair) is generated locally on the smartphone and only the public key is ever known to Upstream, MERJ Dep., or peer to peer trading counterparties on Upstream. Only the individual users hold their private keys. This privacy ensures that only the Upstream user can cryptographically sign a securities transaction (bid/offer/buy/sell/cancel) for it to be executed on Upstream, that is, all transactions such as share sales are self-directed, peer to peer, and instantly settled using the Upstream distributed ledger platform.

In order to buy, sell, deposit or withdraw shares on Upstream, an Upstream user that has created their account as outlined in the previous paragraph, is required to submit know your customer (KYC) information for the Upstream compliance team to review. KYC information is then linked to the users public key, and if the user passes KYC review, then this users cryptographic keypair’s transactions will be accepted as legitimate self-directed securities transaction requests to Upstream for execution on the platform.

It should be noted that the Upstream technology will reject securities buy orders from cryptographic keypair’s that, pursuant to their KYC review, come from U.S. or Canadian persons. No securities buy orders are accepted without a user having successfully undergone the Upstream KYC review process.

Subsequent Secondary Share Sales

Individual shares traded on the Upstream secondary market are not reflected in the transfer agent’s books and records. They are recorded inside the street name depository of MERJ Dep.

The MERJ Dep. nominee books and records service will only accept self-directed, cryptographically signed, executed securities sales from the Upstream app and adjust the share counts accordingly.

Therefore, the securities are held at the nominee, and are moved between accounts inside the nominees omnibus solution pursuant to a cryptographically signed, self-directed instruction from the shareholder as executed by the Upstream matching-engine and notified to MERJ Dep.

3. The press release indicates that shareholders are eligible to claim digital NFTs. Explain whether you are planning to offer any digital dividends to shareholders and disclose the process for distribution of digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares. Also explain how you will inform and communicate to shareholders in regard to any digital dividends or gifts, with respect to the tokenized shares.

Response:

We are not currently planning to offer digital dividends to the shareholders. If and when a digital dividend or coupon/reward is contemplated to be issued, all shareholders of record of the Company will be entitled to the dividend or coupon/reward. Such notice and access information will be made available through the release of press releases, filing of a Form 8K and any required NASDAQ or SEC filings..

4. With a view toward disclosure, please clarify whether there could be discrepancies between the trading prices of common shares on Nasdaq and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise.

Response:

As in all dual listed securities that are traded on multiple marketplaces, there can be differences in pricing as a result of different liquidity, price discovery and otherwise.

5. With a view toward disclosure, please clarify what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares. In your January 5, 2023 press release, you refer investors to the Upstream website for additional details on the Nutriband listing, how shareholders can deposit shares and trade on Upstream, and how to claim the commemorative NFT.

Response: [Upstream]

Upstream is accessible via the preferred app stores. Interested parties may download the application and will have access to review all the securities that trade on Upstream including trading activity, regulatory disclosures and other corporate information. All information is available prior to the account opening process and application. This includes a listing particulars document, which is a required disclosure as part of the requirements of MERJ Exchange Limited as defined by Securities Act 2007 (as amended) of the Seychelles and any other measure prescribed thereunder by the Minister or the Securities Authority.

Investors may choose to open an account and deposit their securities. Investors who elect to transfer their shares to Upstream may withdraw their shares from Upstream back to the transfer agent if they choose to trade via their US broker at any time.

6. You state that “Global investors can now trade by downloading Upstream from their preferred app store at https://upstream.exchange/, creating an account by tapping sign up.” However, you also state that “U.S. investors are not permitted to purchase Upstream listed securities. U.S. and Canadian citizens will only be able to trade in securities they currently own, that have been listed on Upstream, for liquidation purposes only.” With a view toward disclosure, please clarify and reconcile these two statements.

Response: [Upstream]

The Upstream policy, terms and conditions, also clearly state that if you are a U.S. or Canadian based investor, either a Canadian citizen, U.S. citizen or permanent resident, you will not be able to buy shares on the Upstream secondary market. However, U.S. and Canadian citizens may sell securities they previously purchased from an issuer, stockbroker or stock exchange that has dual-listed on Upstream for liquidation only and will not be permitted to purchase any securities on Upstream. Note that U.S. or Canadian-based investors include those U.S. or Canadian citizens who may be living abroad.

The Comment Letter states that “we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.” The above responses to the Commission’s comments have been prepared by us with available information as to listing on Upstream and, where indicated, have been prepared by Upstream and included herein as a part of the responses to the Commission’s comments.

Very truly yours,

/s/ Gareth Sheridan

Gareth Sheridan, Chief Executive Officer